[GRAPHIC OMITTED] Ahold                                       Third Quarter 2006
                                                                December 1, 2006

                                                                Earnings Release

Q3 2006 HIGHLIGHTS

o Pre-tax income up EUR 55 million to EUR 237 million, excluding the EUR 896 million provision for securities class action settlement in 2005

o    Operating income up 7.5% to EUR 273 million, excluding settlement effect

o    Stop & Shop / Giant-Landover arena operating margin down from 5.3% to 4.4%

o    Albert Heijn arena operating margin increases from 4.3% to 6.7%

o    USF operating margin increases from 1.2% to 1.9%

o    ICA: Ahold's share of net income increases to EUR 58 million

--------------------------------------------------------------------------------

Amsterdam, the Netherlands, December 1, 2006 - Ahold today published its interim financial report for the first three quarters of 2006. Anders Moberg, President and CEO of Ahold, said: "As we anticipated, the third quarter was more challenging than the second quarter for U.S. retail, reflecting increased competitor activity and weaker economic conditions, leading to margin pressure. We expect the fourth quarter to be equally challenging. Albert Heijn operating income showed sharp improvement as a result of increased net sales and cost containment. Overall we expect underlying retail net sales growth for the full year to exceed our 2.5 to 3% target, underlying retail operating margin to be at the lower end of 4 to 4.5% and U.S.Foodservice to reach its 1.7% operating margin target."

FINANCIAL PERFORMANCE

THIRD QUARTER 2006
Net sales were EUR 10.3 billion, up 0.7% from the same period last year. At constant exchange rates, net sales were up 3.7%.

Operating income increased by EUR 915 million to EUR 273 million. Excluding the EUR 896 million impact of the provision for the securities class action settlement in 2005, the increase was EUR 19 million or 7.5%. Retail operating income was up EUR 12 million at EUR 232 million, an operating margin of 3.4%, slightly better than last year. U.S. Foodservice operating income was up EUR 24 million to EUR 67 million, an operating margin of 1.9%, compared to 1.2% in the same period last year. Group Support Office costs - at EUR 26 million - were down by EUR 20 million compared to last year, excluding the class action settlement and the release of a EUR 37 million legal provision in 2005.

Cash flow before financing was EUR 205 million positive for the quarter but EUR 111 million worse than last year, primarily due to a reduction in divestment proceeds; net debt was EUR 5.1 billion (EUR 25 million lower than at the end of the second quarter of 2006).

YEAR-TO-DATE 2006
Net sales were EUR 34.9 billion, up 3.6% from the same period last year. At constant exchange rates, net sales were up 2.6%. Operating income was EUR 1.1 billion. Retail operating income was up EUR 139 million at EUR 1 billion, an operating margin of 4.3%, compared to 3.8% in the same period last year. U.S. Foodservice operating income was up EUR 101 million to EUR 195 million, an operating margin of 1.7%, compared to 0.8% in the same period last year. Group Support Office costs - at EUR 85 million - were EUR 928 million lower than last year. Cash flow before financing of EUR 685 million positive was EUR 968 million lower than last year, reflecting the class action settlement payment and a reduction in proceeds from divestments.

2006033                            Page 1 of 5                     www.ahold.com

[GRAPHIC OMITTED] Ahold                                       Third Quarter 2006
                                                                December 1, 2006

                                                    Earnings Release - continued

PERFORMANCE BY BUSINESS SEGMENT

STOP & SHOP / GIANT-LANDOVER
For the third quarter of 2006, net sales of $3.7 billion were up 2.1% compared with the same period last year; on an identical basis, net sales were down 1.3% at Stop & Shop (1.8% excluding gasoline net sales) and down 0.5% at Giant-Landover. Operating income was down $30 million at $165 million or 4.4% of net sales, primarily due to the impact of continued negative identical sales.

Year-to-date, net sales of $12.6 billion were up 0.7% compared to last year; on an identical basis, net sales were down 1.1% at Stop & Shop (1.9% excluding gasoline net sales) and down 1.5% at Giant-Landover. Operating income was up slightly to $677 million or 5.4% of net sales.

GIANT-CARLISLE / TOPS
For the third quarter of 2006, net sales of $1.4 billion were up 0.3% on the same period last year; on an identical basis, net sales were up 4.8% at Giant-Carlisle (3% excluding gasoline net sales) but down 6.2% at Tops (7.3% excluding gasoline net sales). Operating income, up $38 million from the loss incurred a year ago, was $17 million or 1.2% of net sales. Excluding impairments and gains on assets, operating income was lower than last year, primarily due to increased competitive pressures at Tops, specifically in northeast Ohio.

Year-to-date, net sales of $4.6 billion were 3.4% down from last year; on an identical basis, net sales were up 4.1% at Giant-Carlisle (2.2% excluding gasoline net sales) but down 6.1% at Tops (7.2% excluding gasoline net sales). Operating income, up 47.1% on a year ago, was $125 million or 2.7% of net sales. We anticipate charges related to divestments of the northeast Ohio stores in the fourth quarter.

ALBERT HEIJN
For the third quarter of 2006, Arena net sales of EUR 1.6 billion were up 10.3% on the same period last year. On an identical basis, net sales increased at Albert Heijn by 9.2%. Arena operating income was EUR 107 million or 6.7% of net sales - up EUR 45 million from the prior year, as Albert Heijn benefited from increased sales leverage and cost reductions.

Year-to-date, Arena net sales of EUR 5.4 billion were up 7.5% on the same period last year. On an identical basis, net sales increased at Albert Heijn by 6%. Arena operating income was EUR 311 million or 5.8% of net sales - up 42% from the prior year.

CENTRAL EUROPE
For the third quarter of 2006, net sales decreased 2.5% to EUR 423 million. At constant exchange rates and excluding the impact of a change in the accounting period from three months to 12 weeks, net sales increased 3.6%. On an identical basis, Arena net sales fell 6.1%. The Arena reported a combined operating loss of EUR 31 million, including an impairment loss of EUR 19 million, following the announcement on November 6, 2006 to divest the activities in Slovakia.

Year-to-date, net sales of EUR 1.4 billion were up 12.1% on last year. On an identical basis, Arena net sales fell 6%. The three markets had a combined operating loss of EUR 24 million.

                                   Page 2 of 5                     www.ahold.com

[GRAPHIC OMITTED] Ahold                                       Third Quarter 2006
                                                                December 1, 2006

                                                    Earnings Release - continued

SCHUITEMA

For the third quarter of 2006, net sales grew 1.1% to EUR 716 million - an increase predominantly due to identical sales, which were up 1.1%. Operating income, at EUR 12 million or 1.7% of net sales, was down EUR 15 million from the same period last year due to competitive pressures and a EUR 5 million pension adjustment.

Year-to-date, net sales of EUR 2.4 billion were up 2.1% on the same period last year; on an identical basis, net sales were up 1.8%. Operating income at EUR 67 million or 2.8% of net sales was virtually unchanged from a year ago.

U.S. FOODSERVICE
For the third quarter of 2006, net sales increased 5.0% to $4.5 billion; 4.3% at USF Broadline and 9.6% at North Star Foodservice. Net sales growth was negatively impacted by approximately 0.7% as a result of the Sofco disposition in the third quarter of 2005. Operating income was $85 million, and operating margin was 1.9%, compared to 1.2% in the same period last year. The improvement was primarily attributed to improved gross margin and continued operating efficiencies and cost reductions. A $15 million benefit from the sale of the Columbia Head Office and other assets was almost entirely offset by a step up in incentive-related accruals reflecting the strong underlying performance. USF Broadline operating income was $89 million, an operating margin of 2.3% compared to 1.6% in the same period last year. North Star Foodservice operating loss was $4 million. The operating margin of negative 0.6% compared to negative 1.3% in the same period last year.

Year to date net sales increased 3.7% to $14.8 billion; 3.4% at USF Broadline and 5.9% at North Star Foodservice. Net sales growth was negatively impacted by approximately 1% as a result of the Sofco disposition in the third quarter of 2005. Operating income for the first three quarters of 2006 was $244 million resulting in an operating margin of 1.7%, compared to 0.8% in the same period last year. USF Broadline operating income for the first three quarters of 2006 was $255 million, an operating margin of 2% compared to 1.1% in the same period last year. North Star Foodservice operating loss for the first three quarters of 2006 was $11 million, an operating margin of negative 0.5% compared to negative 0.7% in the same period last year.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
For the third quarter of 2006, net sales increased 6.4% (6% at constant exchange rates). Ahold's share of net income increased 63% to EUR 67 million, driven by ICA, where Ahold's share of net income increased EUR 30 million to EUR 58 million reflecting improved margins, strong net sales at ICA Sweden and the gain on the sale of ICA Meny.

Year-to-date, net sales increased 3.7% (3.9% at constant exchange rates). Ahold's share of net income increased 59% to EUR 140 million, driven by ICA, where Ahold's share of net income increased EUR 55 million to EUR 120 million.

Ahold Press Office: +31 (0)20 509 5343

                                   Page 3 of 5                     www.ahold.com

[GRAPHIC OMITTED] Ahold                                       Third Quarter 2006
                                                                December 1, 2006

                                                    Earnings Release - continued

OTHER INFORMATION

Ahold has received notification from Aegon Custody B.V. that it wishes to convert the cumulative preferred financing shares it holds into common shares. The exact number of shares is to be determined. However as agreed by the general meeting of shareholders on March 3, 2004, the maximum number of common shares resulting from this conversion will be 30,494,291.

Non-GAAP financial measures:

   o Net sales at constant exchange rates. In certain instances, net sales exclude the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the average currency exchange rates for the third quarter of 2006 in order to understand this currency impact. In certain instances, net sales are presented in local currency. Management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

   o Identical sales, excluding gasoline net sales. Because gasoline prices have recently experienced greater volatility than food prices, management believes that by excluding gasoline net sales, this measure provides a better insight into the recent positive effect of gasoline net sales on Ahold's identical sales.

   o Operating income (loss) in local currency. In certain instances, operating income (loss) is presented in local currency. Management believes this measure provides a better insight into the operating performance of foreign subsidiaries.

   o Income (loss) before income taxes - or pre-tax income, excluding the impact of the securities class action settlement. Management believes that by excluding the impact of the securities class action settlement, this measure allows for better comparisons to prior periods and provides a better insight into Ahold's operating performance.

   o Operating income, excluding the impact of the securities class action settlement. Management believes that by excluding the impact of the securities class action settlement, this measure allows for better comparisons to prior periods and provides a better insight into Ahold's operating performance.

This earnings release should be read in conjunction with Ahold's interim financial report for the first three quarters of 2006, which is available on www.ahold.com. This release contains certain non-GAAP financial measures, including net debt, which are further discussed in the interim financial report. The data provided in this earnings release are unaudited and are accounted for in accordance with IFRS. In case of any discrepancy between the English version and the Dutch version of this release, the English version prevails.

                                   Page 4 of 5                     www.ahold.com

[GRAPHIC OMITTED] Ahold                                       Third Quarter 2006
                                                                December 1, 2006

                                                    Earnings Release - continued


FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this earnings release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to expectations regarding challenges during the fourth quarter of 2006, including challenges regarding competition and economic conditions, and statements as to the expected underlying retail net sales growth, retail operating margins and U.S. Foodservice operating margin for the full year 2006. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of Ahold's plans and strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, including its ability to reduce costs or realize cost savings, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, Ahold's ability to complete planned divestments on terms that are acceptable to Ahold, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for not for resale products where such fluctuations cannot be passed along to Ahold's customers on a timely basis, Ahold's ability to recruit and retain key personnel and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this earnings release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this earnings release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

                                   Page 5 of 5                     www.ahold.com

================================================================================

[GRAPHIC  OMITTED] Ahold                               Koninklijke Ahold N.V.
                                                       December 1, 2006
                                                       First three quarters 2006


                             Koninklijke Ahold N.V.

                            Interim Financial Report

                            First three quarters 2006

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL GIANT FOOD GIANT GIANT FOOD STORES HYPERNOVA ICA NORTH STAR FOODSERVICE PEAPOD PINGO DOCE STOP & SHOP TOPS U.S.FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

                                                                   www.ahold.com

================================================================================

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
                                                       First three quarters 2006

CONTENTS

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

     CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS                      3

     CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE   4

     CONSOLIDATED INTERIM BALANCE SHEETS                                5

     CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS                      7

     NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS   8

OTHER FINANCIAL AND OPERATING INFORMATION                              19

FORWARD-LOOKING STATEMENTS NOTICE                                      24

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(UNAUDITED)

                                                      Note       Q3 YTD      Q3 YTD
(Euros in millions, except per share data)                         2006       2005*     Q3 2006   Q3 2005*
--------------------------------------------------   ------   ---------   ---------   ---------   ---------
Net sales                                               3       34,882      33,664      10,320      10,249
Cost of sales                                           6      (27,651)    (26,725)     (8,232)     (8,149)
Gross profit                                                     7,231       6,939       2,088       2,100
Selling expenses                                                (5,049)     (4,940)     (1,492)     (1,502)
General and administrative expenses                    4,5      (1,073)     (1,162)       (323)       (344)
Settlement securities class action                      3            -        (896)          -        (896)
Total operating expenses                                6       (6,122)     (6,998)     (1,815)     (2,742)
Operating income (loss)                                 3        1,109         (59)        273        (642)
Interest income                                                     47          69          18          20
Interest expense                                                  (429)       (527)       (122)       (148)
Gains (losses) on foreign exchange                                  (5)         17           3          16
Other financial income (expense)                                    (6)          -          (2)         (1)
Net financial expense                                             (393)       (441)       (103)       (113)
Share in net income of joint ventures and
 associates                                             7          140          88          67          41
Income (loss) before income taxes                                  856        (412)        237        (714)
Income taxes                                            8         (175)        236         (28)        284
Income (loss) from continuing operations                           681        (176)        209        (430)
Income (loss) from discontinued operations
- net of income taxes                                   9           (6)        214           1         194
Net income (loss)                                                  675          38         210        (236)
Attributable to:
  Common shareholders of Ahold                                     660          17         207        (241)
  Minority interests                                                15          21           3           5
Net income (loss)                                                  675          38         210        (236)
Net income (loss) per share attributable to
 common shareholders
  basic                                                           0.42        0.01        0.13       (0.15)
  diluted                                                         0.42        0.01        0.13       (0.15)
Weighted average number of common shares
 outstanding (x 1,000)
    basic                                                     1,555,429   1,554,538   1,555,222   1,555,074
    diluted                                                   1,654,179   1,554,538   1,647,467   1,555,074
Average USD exchange rate (euro per U.S. dollar)                 0.8030      0.7940      0.7849      0.8181

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

CONSOLIDATED INTERIM STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
(UNAUDITED)

                                                                           Q3 YTD   Q3 YTD
(Euros in millions)                                                          2006     2005*
                                                                           ------   ------
Net income                                                                    675       38

Exchange rate differences in foreign interests                               (318)     480
Recognition of cumulative translation differences related to divestments        -       23
Gains (losses) on cash flow hedges - net                                       13      (32)
Income (expense) recognized directly in equity                               (305)     471

Total recognized income and expense                                           370      509

Attributable to:
    Common shareholders of Ahold                                              355      488
    Minority interests                                                         15       21
Total recognized income and expense                                           370      509

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

CONSOLIDATED INTERIM BALANCE SHEETS
(UNAUDITED)

                                                       Note    October 8,   January 1,
(Euros in millions)                                                  2006       2006*
                                                      ------   ----------   ----------
ASSETS

Property, plant and equipment                                       7,209        7,403
Investment property                                                   425          456
Goodwill                                                            2,145        2,263
Other intangible assets                                               465          536
Investments in joint ventures and associates                          881          798
Deferred tax assets                                                   525          672
Other financial assets                                                293          337
Total non-current assets                                           11,943       12,465
Inventories                                                         2,203        2,376
Income taxes receivable                                                54          159
Receivables                                                         1,980        2,303
Other current assets                                                  340          304
Cash and cash equivalents                                 11        1,932        2,228
Assets held for sale                                                  108          123
Total current assets                                                6,617        7,493

TOTAL ASSETS                                                       18,560       19,958

End of period USD exchange rate (euro per U.S. dollar)             0.7937       0.8444

*  Comparative figures reflect the changes as disclosed in note 2.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

CONSOLIDATED INTERIM BALANCE SHEETS - CONTINUED
(UNAUDITED)

                                                       Note    October 8,   January 1,
(Euros in millions)                                                  2006       2006*
                                                      ------   ----------   ----------
GROUP EQUITY AND LIABILITIES

Equity attributable to common shareholders of Ahold                 4,970        4,598
Minority interests                                                     72           63
Group equity                                                        5,042        4,661
Pensions and other retirement benefits                                531          604
Deferred tax liabilities                                               89           57
Provisions                                                            527          536
Loans                                                               4,636        4,867
Finance lease liabilities                                           1,268        1,298
Cumulative preferred financing shares                                 666          666
Other non-current liabilities                                         389          387
Total non-current liabilities                                       8,106        8,415
Provisions                                                10          550        1,230
Loans, short-term borrowing and finance lease
 liabilities                                                          496          917
Income taxes payable                                                   23            5
Payroll taxes, social security and VAT                                192          159
Accounts payable                                                    2,864        3,206
Accrued expenses                                                      704          799
Other current liabilities                                             501          550
Liabilities related to assets held for sale                            82           16
Total current liabilities                                           5,412        6,882

Total group equity and liabilities                                 18,560       19,958

End of period USD exchange rate (euro per U.S. dollar)             0.7937       0.8444

*  Comparative figures reflect the changes as disclosed in note 2.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)

                                                               Note       Q3 YTD      Q3 YTD          Q3          Q3
(Euros in millions)                                                         2006       2005*        2006       2005*
-----------------------------------------------------------   ------   ---------   ---------   ---------   ---------
Cash generated from operations, before class action
settlement                                                        11       1,516       1,257         415         197
Class action settlement, net of insurance proceeds                          (536)          -           -           -
Cash generated from operations                                               980       1,257         415         197
Income taxes (paid) received - net                                            97         (26)         (2)         52
Operating cash flows from continuing operations                            1,077       1,231         413         249
Operating cash flows from discontinued operations                              -         (12)          -           1
Net cash from operating activities                                         1,077       1,219         413         250
Purchase of property, plant and equipment and other
intangible assets                                                           (807)       (894)       (256)       (357)
Divestments of assets and disposal groups held for sale                      257         213          33          53
Acquisition of businesses, net of cash acquired                              (11)        (31)        (11)        (31)
Acquisition of interests in joint ventures and associates                     (2)        (10)          -          (3)
Divestment of businesses, net of cash divested                                52         985           -         370
Divestment of interests in joint ventures and associates                       -           6           1           -
Dividends from joint ventures and associates                                  54          62           2           1
Interest received                                                             54          70          20          21
Issuance of loans receivable                                                  (7)        (18)          -           -
Repayment of loans receivable                                                 18          46           3           6
Investing cash flows from continuing operations                             (392)        429        (208)         60
Investing cash flows from discontinued operations                              -           5           -           6
Net cash from investing activities                                          (392)        434        (208)         66
Interest paid                                                               (387)       (531)        (89)        (94)
Proceeds from issuance of common shares                                        2           6           1           3
Change in minority interests                                                  (6)        (26)          -           -
Proceeds from loans                                                           33         176          23           6
Repayments of loans                                                          (52)     (1,802)        (12)       (121)
Changes in derivatives                                                       (23)        361         (14)         (7)
Payments of finance lease liabilities                                        (44)        (68)        (14)         (7)
Change in short-term borrowings                                             (442)         23         (50)         (4)
Financing cash flows from continuing operations                             (919)     (1,861)       (155)       (224)
Financing cash flows from discontinued operations                              -          (7)          -           -
Net cash from financing activities                                          (919)     (1,868)       (155)       (224)
Net cash from operating, investing and financing activities       11        (234)       (215)         50          92
Average USD exchange rate (euro per U.S. dollar)                          0.8030      0.7940      0.7849      0.8181

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

For a reconciliation between net cash from operating, investing and financing activities and cash and cash equivalents as presented in the balance sheets, see note 11.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Euros in millions, unless otherwise stated)

1 THE COMPANY AND ITS OPERATIONS

The principal activities of Koninklijke Ahold N.V. ("Ahold" or the "Company"), a public limited liability company with its registered seat in Zaandam, the Netherlands and its head office in Amsterdam, the Netherlands, are the operation through subsidiaries and joint ventures of retail trade supermarkets and foodservice businesses in the U.S. and Europe. In addition, some subsidiaries finance, develop and manage store sites and shopping centers primarily to support retail operations.

The activities of Ahold are to some extent subject to seasonal influences. Ahold's retail business generally experiences an increase in net sales in the fourth quarter of each year, resulting mainly from holiday sales. Net sales figures for Ahold's foodservice business are not significantly impacted by seasonal influences.

The information in these condensed consolidated interim financial statements (hereafter "interim financial statements") is unaudited.

2 ACCOUNTING POLICIES

BASIS OF PREPARATION
These interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting". The accounting policies applied in these interim financial statements are consistent with those applied in Ahold's 2005 consolidated financial statements, except as described below under "changes in accounting policies". IFRS differs in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). For information on the principal differences between IFRS and US GAAP relevant to Ahold, see note 37 to the 2005 consolidated financial statements.

Ahold's reporting calendar is based on 13 periods of four weeks, with the first three quarters of 2006 comprising 40 weeks and ending on October 8, 2006 (first three quarters of 2005: 40 weeks ending on October 9, 2005). The third quarters of 2006 and 2005 each comprise 12 weeks. U.S. Foodservice's reporting calendar is based on four quarters each consisting of three periods of respectively 5, 4 and 4 weeks (first three quarters comprising 39 weeks). A proportionate part (1/5th) of U.S. Foodservice's projected results for U.S. Foodservice's period 10 (the first period of U.S. Foodservice's 4th quarter) is included in these interim financial statements, resulting in a 40-week first three quarters.

The financial year of Ahold's unconsolidated joint ventures ICA AB ("ICA") and Jeronimo Martins Retail ("JMR") corresponds to the calendar year and ends on December 31. Any significant transactions and/or events between the quarter-end of a joint venture and Ahold's quarter-end are taken into account in the preparation of Ahold's interim financial statements.

Euro equivalents of foreign currency amounts stated in the notes to these interim financial statements are determined using historical rates for settled items and closing rates for items to be settled as of October 8, 2006.

Certain prior period amounts have been reclassified to conform to the current period's presentation.

CHANGES IN ACCOUNTING POLICIES
The impact of the changes in accounting policies implemented in the second quarter of 2006 on net income and group equity of the comparative periods presented in these interim financial statements is as follows:

                                                               Net income   Net income   Group equity
(Euros in millions)                                     Note  Q3 YTD 2005      Q3 2005     January 1,
                                                                                                 2006
----------------------------------------------------   -----   ----------   ----------   ------------
Rent during construction periods                         (a)           (7)          (1)           (51)
Financial guarantee contracts                            (b)           (1)          (1)            (3)
Total                                                                  (8)          (2)           (54)

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

(a) Rent during construction periods
Rental costs associated with operating leases and certain executory costs (such as property taxes, insurance and common area maintenance costs) that are incurred during a construction period are recognized as operating expenses as of 2006 whereas previously these costs were capitalized and subsequently depreciated. This change in accounting policy, which Ahold has applied prospectively from the earliest date practicable, led to a decrease of group equity of EUR 51 as of January 1, 2006.

(b) Financial guarantee contracts
As of 2006, issuers of certain financial guarantee contracts are required under IFRS to include a liability in their balance sheets representing the fair value of the guarantee issued. Previously, these guarantees were off-balance sheet commitments, since it was not considered probable that an outflow of resources would be required to settle these obligations. This change in accounting policy, which Ahold has applied retrospectively, led to a decrease of group equity of EUR 3 as of January 1, 2006.

These changes in accounting policies had a negligible impact on basic and diluted net income per share for the first three quarters and third quarter of 2005. Comparative figures in this interim financial report have been adjusted for these changes in accounting policies.

CHANGE IN CLASSIFICATION
Until 2006, Ahold presented its derivative financial instruments as current or non-current assets or liabilities based on their maturity. As of 2006, all derivative financial instruments to which hedge accounting is not applied are presented as current assets or liabilities, regardless of their maturity. The presentation of derivative financial instruments to which hedge accounting is applied did not change. This change in classification led to an increase of current assets and a decrease of non-current assets of EUR 97 and an increase of current liabilities and a decrease of non-current liabilities of EUR 1, as of January 1, 2006.

3 SEGMENT REPORTING

Ahold operates in two business areas (retail and foodservice) that contain ten business segments. In addition Ahold's Group Support Office is presented separately.

Segment                           Segnificant operations in the segment

Retail

Stop & Shop/Giant-Landover Arena  Stop & Shop, Giant-Landover and Peapod
Giant-Carlisle/Tops Arena         Giant-Carlisle and Tops
BI-LO/Bruno's Arena               BI-LO and Bruno's(1)
Albert Heijn Arena                Albert Heijn, Etos, Gall & Gall and Ahold
                                   Coffee Company
Central Europe Arena              Czech Republic, Poland and Slovakia
Schuitema                         Schuitema (73.2%)

Other retail                      South America(2) and the unconsolidated joint
                                  ventures and associates ICA (60%),
                                  JMR (49%), Bodegas Williams & Humbert
                                  ("W&H") (50%)(3) and Paiz Ahold (50%)(4)
Foodservice
USF Broadline                     USF Broadline
North Star Foodservice            North Star Foodservice
Deli XL                           Deli XL(5)

Group Support Office              Corporate staff (the Netherlands,
                                   Switzerland and the U.S.)

1.   Ahold completed the sale of BI-LO and Bruno's in January 2005.

2. Ahold sold the last of its operations in South America in April 2005, except that its transfer of the remaining approximately 15% of the shares of Disco has not yet been completed.

3.   Ahold completed the sale of its 50% interest in W&H in May 2005.

4.   Ahold completed the sale of its 50% interest in Paiz Ahold in September
     2005.

5.   Ahold completed the sale of Deli XL in September 2005.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

As of 2006, Ahold's self-insurance subsidiaries in the U.S. have been included in the Group Support Office, whereas previously they were included in the Stop & Shop/Giant-Landover segment. In the third quarter of 2006, U.S. Foodservice transferred one of its Broadline divisions to North Star Foodservice. Net sales and operating income for this division amounted to EUR 287 and EUR 6 for the first three quarters of 2006, respectively (first three quarters of 2005: EUR 280 and EUR 3, respectively). Prior period segment information presented for comparative purposes has been adjusted accordingly.

NET SALES

Net sales per segment are as follows:

                                       Q3       Q3
                                      YTD      YTD        %       Q3       Q3        %
(Euros in millions)                  2006     2005   change     2006     2005   change
--------------------------------   ------   ------   ------   ------   ------   ------
Stop & Shop/Giant-Landover Arena   10,114    9,932      1.8%   2,932    2,994     (2.1%)
Giant-Carlisle/Tops Arena           3,709    3,795     (2.3%)  1,072    1,113     (3.7%)
Albert Heijn Arena                  5,363    4,987      7.5%   1,607    1,457     10.3%
Central Europe Arena(1)             1,404    1,252     12.1%     423      434     (2.5%)
Schuitema                           2,434    2,385      2.1%     716      708      1.1%
Total retail                       23,024   22,351      3.0%   6,750    6,706      0.7%
USF Broadline                      10,033    9,608      4.4%   3,033    3,033        -
North Star Foodservice              1,825    1,705      7.0%     537      510      5.3%
U.S. Foodservice                   11,858   11,313      4.8%   3,570    3,543      0.8%
Ahold Group                        34,882   33,664      3.6%  10,320   10,249      0.7%

1. Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, Q3 YTD 2006 contains 40 weeks whereas Q3 YTD 2005 contains 39 weeks (Q3 2006 and Q3 2005 contain 12 and 13 weeks, respectively). Pro forma net sales for Q3 YTD 2005 and Q3 2005 containing 40 and 12 weeks are EUR 1,284 and EUR 396, respectively.

Net sales of Ahold's unconsolidated joint ventures and associates (mainly consisting of ICA and JMR) amounted to EUR 6,686 and EUR 6,449 for the first three quarters of 2006 and 2005, respectively (third quarter of 2006 and 2005:
EUR 2,343 and EUR 2,203, respectively). In the second quarter of 2006, ICA reached an agreement for the sale of its foodservice subsidiary ICA Meny, which was finalized in the third quarter of 2006.

Net sales of Ahold's U.S. segments in U.S. dollars are as follows:

                                       Q3       Q3
                                      YTD      YTD        %       Q3       Q3        %
(U.S. dollars in millions)           2006     2005   change     2006     2005   change
--------------------------------   ------   ------   ------   ------   ------   ------
Stop & Shop/Giant-Landover Arena   12,598   12,511      0.7%   3,736    3,658      2.1%
Giant-Carlisle/Tops Arena           4,619    4,782     (3.4%)  1,365    1,361      0.3%
USF Broadline                      12,500   12,094      3.4%   3,865    3,707      4.3%
North Star Foodservice              2,274    2,148      5.9%     684      624      9.6%
U.S. Foodservice                   14,774   14,242      3.7%   4,549    4,331      5.0%
Net sales of U.S. segments
 in USD                            31,991   31,535      1.4%   9,650    9,350      3.2%
Average USD exchange rate          0.8030   0.7940      1.1%  0.7849   0.8181     (4.1%)
Net sales of U.S. segments
 in EUR                            25,681   25,040      2.6%   7,574    7,650     (1.0%)

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

OPERATING INCOME

Operating income (loss) per segment is as follows:

                                       Q3       Q3
                                      YTD      YTD        %       Q3       Q3        %
(Euros in millions)                  2006     2005*  change     2006    2005*   change
--------------------------------   ------   ------   ------   ------   ------   ------
Stop & Shop/Giant-Landover Arena      544      534      1.9%     130      160    (18.8%)
Giant-Carlisle/Tops Arena             101       66     53.0%      14      (17)   182.4%
Albert Heijn Arena                    311      219     42.0%     107       62     72.6%
Central Europe Arena(1)               (24)     (26)     7.7%     (31)     (12)  (158.3%)
Schuitema                              67       67        -       12       27    (55.6%)
Total retail                          999      860     16.2%     232      220      5.5%
USF Broadline                         204      105     94.3%      70       49     42.9%
North Star Foodservice                 (9)     (11)    18.2%      (3)      (6)    50.0%
U.S. Foodservice                      195       94    107.4%      67       43     55.8%
Group Support Office                  (85)  (1,013)    91.6%     (26)    (905)    97.1%
Ahold Group                         1,109      (59)   1,980%     273     (642)   142.5%

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

1. Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, Q3 YTD 2006 contains 40 weeks whereas Q3 YTD 2005 contains 39 weeks (Q3 2006 and Q3 2005 contain 12 and 13 weeks, respectively).

Stop & Shop/Giant-Landover Arena
Operating income in the first quarter of 2006 included a gain of USD 23 (EUR 19) on the sale of real estate, primarily two distribution facilities. This was partially offset by restructuring and severance charges of USD 20 (EUR 17) related primarily to the closure of one of these facilities. Furthermore, first quarter 2006 operating income was positively affected by a one-time benefit of USD 27 (EUR 23) due to a negotiated plan amendment in other post-employment benefits. Operating income in the second quarter of 2005 was affected by restructuring and related charges of USD 20 (EUR 16) related to supply chain streamlining and store closures at Giant-Landover.

Giant-Carlisle/Tops Arena
Operating income in the third quarter of 2006 includes impairment losses of USD 9 (EUR 7), incurred in the Northeast Ohio region. Operating income in the third quarter of 2005 included impairment losses on goodwill of USD 17 (EUR 14) and on property, plant and equipment of USD 57 (EUR 47). These were mainly incurred in the Northeast Ohio and eastern New York region and were partially offset by gains on the sale of property, plant and equipment of USD 13 (EUR 11) resulting from the sale of stores located in eastern New York and the Adirondacks region of New York. In addition, gains on the sale of property, plant and equipment in the first three quarters of 2005 (EUR 24) included the sale of 198 convenience stores operating under the banners of Wilson Farms and Sugarcreek in the second quarter of 2005.

Central Europe Arena
As a result of the announcement on November 6, 2006 to divest the activities in Slovakia, an impairment loss of EUR 19 was recognized in the third quarter of 2006. A gain of EUR 41 on the sale of three shopping centers in Poland and the Czech Republic was recognized in the first quarter of 2006. Gains on the sale of property, plant and equipment in the first three quarters of 2005 (EUR 21) included the sale of 13 hypermarkets in Poland in the first quarter of 2005.

Schuitema
Operating income in the third quarter of 2006 includes expenses of EUR 5 related to an adjustment of the pension liability resulting from an omission in the actuarial calculation that originated prior to 2004.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

USF Broadline
Operating income in the third quarter of 2006 includes the reversal of an impairment loss of USD 9 (EUR 7) following the sale and partial leaseback of an office building. First quarter 2006 operating income included approximately USD 20 (EUR 17) of annual vendor allowances that were previously principally recognized in the fourth quarter. The improvements in U.S. Foodservice's vendor allowance tracking processes allow for the recognition of these allowances based on purchasing activity over the course of the year, rather than at the end of the year. Operating income in the third quarter of 2005 included a gain on the sale of the Sofco division, partially offset by restructuring charges related to facility consolidation and employee severance, resulting in a net gain of USD 15 (EUR 12).

Group Support Office
Operating income in the second quarter of 2006 included a release from a legal provision of EUR 7. Operating income in the third quarter of 2005 was negatively impacted by the settlement in the securities class action and the VEB proceedings for an amount of EUR 896 and positively impacted by a release of a legal provision (EUR 37) with respect to a dispute on the appropriate conversion into Argentine Pesos of an amount previously payable to a third party in U.S. dollars pursuant to Argentine law.

Included in operating income are impairments and gains and losses on the sale of assets and disposal groups held for sale. For an overview per segment, see notes 4 and 5 below.

Operating income of Ahold's U.S. segments in U.S. dollars is as follows:

                                       Q3       Q3
                                      YTD      YTD        %       Q3       Q3        %
(U.S. dollars in millions)           2006    2005*   change     2006    2005*   change
--------------------------------   ------   ------   ------   ------   ------   ------
Stop & Shop/Giant-Landover Arena      677      674      0.4%     165      195    (15.4%)
Giant-Carlisle/Tops Arena             125       85     47.1%      17      (21)   181.0%
USF Broadline                         255      130     96.2%      89       60     48.3%
North Star Foodservice                (11)     (14)    21.4%      (4)      (8)    50.0%
U.S. Foodservice                      244      116    110.3%      85       52     63.5%
Operating income of U.S.
 segments in USD                    1,046      875     19.5%     267      226     18.1%
Average USD exchange rate          0.8030   0.7940      1.1%  0.7849   0.8181     (4.1%)
Operating income of U.S.
 segments in EUR                      840      694     21.0%     211      186     13.4%

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

4 IMPAIRMENT OF ASSETS(1)

General and administrative expenses include the following impairments and reversals of impairments of non-current assets and disposal groups held for sale:

                                              Q3 YTD       Q3 YTD
(Euros in millions)                             2006         2005      Q3 2006      Q3 2005
----------------------------------------   ---------    ---------    ---------    ---------
Stop & Shop/Giant-Landover Arena                 (11)          (7)           -           (2)
Giant-Carlisle/Tops Arena                         (6)         (63)          (7)         (61)
Albert Heijn Arena                                (3)          (3)           -            -
Central Europe Arena                             (20)          (3)         (20)           -
Schuitema                                         (2)         (11)          (2)          (1)
Total retail                                     (42)         (87)         (29)         (64)
USF Broadline                                      7            -            7            -
North Star Foodservice                             -            -            -            -
U.S. Foodservice                                   7            -            7            -
Group Support Office                               -           (1)           -            -
Ahold Group                                      (35)         (88)         (22)         (64)

1.   For a discussion of significant impairments, see note 3.

5 GAINS AND LOSSES ON THE SALE OF ASSETS(1)

General and administrative expenses include the following gains and losses on the sale of non-current assets and disposal groups held for sale:

                                              Q3 YTD       Q3 YTD
(Euros in millions)                             2006         2005      Q3 2006      Q3 2005
----------------------------------------   ---------    ---------    ---------    ---------
Stop & Shop/Giant-Landover Arena                  19           -           -           -
Giant-Carlisle/Tops Arena                          7          24           -          11
Albert Heijn Arena                                 4           4           1           -
Central Europe Arena                              42          21           1           1
Schuitema                                          1           -           -           -
Total retail                                      73          49           2          12

USF Broadline                                      5          19           5          17
North Star Foodservice                             -           -           -           -
U.S. Foodservice                                   5          19           5          17
Group Support Office                               -           -           -           -
Ahold Group                                       78          68           7          29

1. For a discussion of significant gains and losses on the sale of assets and disposal groups held for sale, see note 3.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

6 EXPENSES BY NATURE

The aggregate of cost of sales and operating expenses can be specified by nature as follows:

                                              Q3 YTD      Q3 YTD
(Euros in millions)                             2006        2005     Q3 2006   Q3 2005*
----------------------------------------   ---------   ---------   ---------   ---------
Cost of product                               25,930      25,081       7,701       7,632
Employee benefit expenses                      4,396       4,295       1,285       1,296
Other store expenses                           1,683       1,669         505         472
Depreciation, amortization and
 impairments                                     757         802         234         277
Rent expenses                                    511         497         150         158
Settlement securities class action                 -         896           -         896
Other expenses                                   496         483         172         160
Total                                         33,773      33,723      10,047      10,891

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

7 SHARE IN NET INCOME OF JOINT VENTURES AND ASSOCIATES

                                              Q3 YTD      Q3 YTD
(Euros in millions)                             2006      2005(*)    Q3 2006   Q3 2005*
----------------------------------------   ---------   ---------   ---------   ---------
ICA                                              120          65          58          28
JMR                                               17          23           7          12
Other                                              3           -           2           1
Total                                            140          88          67          41

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

Ahold's share in the third quarter 2006 net income of ICA includes a gain on the sale of ICA Meny of EUR 21.

8 INCOME TAXES

Ahold is subject to income taxes in several tax jurisdictions. Income tax for the first three quarters of 2006 for each jurisdiction is accrued based on the estimated annual effective income tax rate for that jurisdiction. Including the effect of certain discrete items, this results in an average effective rate of 20.4%.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

9 DISCONTINUED OPERATIONS

                                                                                 Q3 YTD    Q3 YTD
Business segments                                Discounted operations             2006      2006    Q3 2006     Q3 2005
----------------------------------------------   ---------------------------   --------    ------   --------    --------
BI-LO/Bruno's Arena                                        BI-LO and Bruno's          -         6          -           -
Other retail                                       G. Barbosa and Paiz Ahold          -        16          -           4
Deli XL                                                              Deli XL          -         7          -           1
Operational results                                                                   -        29          -           5
BI-LO/Bruno's Arena                                        BI-LO and Bruno's          2         -          2           -
Other retail                                           Spain, G. Barbosa and         (8)      127         (1)        131
                                                                 Paiz Ahold
Deli XL                                                              Deli XL          -        58          -          58
Results on divestments                                                               (6)      185          1         189
Income (loss) from discontinued operations -
 net of income taxes                                                                 (6)      214          1         194

Certain divestments or planned divestments do not meet the criteria of a discontinued operation and are for that reason not included in the information on discontinued operations in this note. These divestments and planned divestments include, but are not limited to:

     o 13 Hypernova hypermarkets in Poland (Central Europe segment) sold in the first quarter of 2005;
     o Ahold's 50% interest in W&H (Other retail segment) and 198 convenience stores operating in the U.S. under the banners of Wilson Farms and Sugarcreek (Giant-Carlisle/Tops segment) sold in the second quarter of 2005;
     o U.S. Foodservice's Sofco division (USF Broadline segment) sold in the third quarter of 2005;
     o 31 stores of Tops located in eastern New York and the Adirondacks region of New York (Giant-Carlisle/Tops segment) sold or closed in the third and fourth quarters of 2005 and the first quarter of 2006;
     o three shopping centers located in Poland and the Czech Republic (Central Europe segment) sold in the first quarter of 2006;
     o 46 stores of Tops located in Northeast Ohio (Giant-Carlisle/Tops segment), as announced in the second quarter of 2006. Tops entered into an agreement to sell 18 stores on October 10, 2006; and
     o the divestments announced on November 6, 2006 (refer to Note 13 "Subsequent events").

10 PROVISIONS

In the first quarter of 2006, a payment of USD 733 (EUR 622 against hedged rates) was made to a settlement fund, from which the qualifying shares in the securities class action settlement will be paid. This payment represented two thirds of the settlement amount and was funded into escrow on January 11, 2006, following the preliminary approval by the United States District Court for the District of Maryland. The remaining one third, USD 367 (EUR 306 against hedged rates), is expected to be funded into escrow around the last week of January 2007.

In addition, a payment of EUR 9 was made to the Vereniging van Effectenbezitters (the Dutch Shareholders' Association) in the first quarter of 2006, for facilitating the global settlement.

Insurance proceeds of USD 112 (EUR 95 against hedged rates), which were included in receivables as of January 1, 2006, were received in the first quarter of 2006. These proceeds were used for the payment to the settlement fund.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

11 CASH FLOW

The following table presents a reconciliation between operating income and cash generated from operations, before class action settlement:

                                                 Q3 YTD      Q3 YTD          Q3          Q3
(Euros in millions)                                2006       2005*        2006       2005*
--------------------------------------------   --------    --------    --------    --------
Operating income (loss)                           1,109         (59)        273        (642)
Adjustments for:
 Depreciation, amortization and
  impairments                                       757         802         234         277
 Gain on the sale of assets and
  disposal groups held for sale                     (78)        (68)         (7)        (29)
 Settlement securities class action                   -         896           -         896
 Other                                               16          20           4           8
Operating cash flow before changes in
 working capital                                  1,804       1,591         504         510
Changes in working capital:
 Receivables                                         63          38          26         (45)
 Other current assets                                26          41         (28)          8
 Inventories                                         29          76         (42)        (80)
 Accounts payable                                  (251)         49         (78)        109
 Current liabilities                                (57)       (297)         34         (35)
 Restricted cash                                     (3)         (3)          -          (1)
Total changes in working capital                   (193)        (96)        (88)        (44)
Change in other non-current assets                   (4)          1          (3)        (23)
Change in provisions, excluding class
  action settlement                                 (84)       (243)          8        (265)
Change in other non-current liabilities              (7)          4          (6)         19
Total changes in non-current assets
 and liabilities                                    (95)       (238)         (1)       (269)
Cash generated from operations, before class
 action settlement                                1,516       1,257         415         197

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

The following table presents the changes in cash and cash equivalent balances for the first three quarters of 2006 and 2005.

                                                               Q3 YTD      Q3 YTD
(Euros in millions)                                              2006        2005
----------------------------------------------------------   --------    --------
Cash and cash equivalents of continuing operations as of
 beginning of year                                              2,228       3,205
Restricted cash                                                   (23)        (92)
Cash and cash equivalents related to
 discontinued operations                                            -          66
Cash and cash equivalents at beginning of year,
 including discontinued operations and
  excluding restricted cash                                     2,205       3,179
Net cash from operating, investing and
 financing activities                                            (234)       (215)
Effect of exchange rate differences on cash
 and cash equivalents                                             (64)        115
Restricted cash                                                    25         105
Cash and cash equivalents related to
 discontinued operations                                            -           -
Cash and cash equivalents of continuing operations as of
 October 8, 2006 and October 9, 2005                            1,932       3,184

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

12 COMMITMENTS AND CONTINGENCIES

LEGAL PROCEEDINGS

U.S. SECURITIES CLASS ACTION
On June 17, 2006, the United States District Court for the District of Maryland entered a final order and judgment approving Ahold's agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation." The final order and judgment approving the settlement are no longer subject to appeal.

ARGENTINE TAX ASSESSMENT CLAIMS
On April 6, 2006, the Argentine tax authorities agreed to withdraw both the firm and preliminary tax claim against Disco S.A. for taxes allegedly owed in connection with Disco bond issues in 1998.

The withdrawal of these tax claims needed in part to be ratified by the Argentine Tax Court (Tribunal Fiscal de la Nacion). On May 31, 2006, the Argentine Tax Court ratified the withdrawal of the firm tax claim. The tax assessment, including penalties and interest, totaled approximately ARS 753 (EUR
210) at January 1, 2006. Under the terms of the share purchase agreement with Cencosud on the sale of Disco shares, Ahold was to indemnify Cencosud and Disco for the outcome of these tax assessment claims. Ahold has never taken a provision in connection with these claims, except for a certain amount in connection with the payment of legal fees.

D&S C.S. LITIGATION
On August 22, 2006, the Joint Court of Appeals of the Netherlands Antilles and Aruba upheld the judgment of the Court of First Instance in the Netherlands Antilles of September 5, 2005, in which all claims filed by Distribucion y Servicio D&S S.A. and Servicios Profesionales y de Comercializacion S.A. (together, "D&S c.s.") against Disco Ahold International Holdings N.V. were dismissed. D&S c.s. has publicly announced it will start arbitration proceedings against Disco S.A. in Argentina. As part of the sale of Disco S.A. to Cencosud S.A. in 2004, Ahold has indemnified Cencosud S.A. and Disco S.A. against this claim from D&S c.s. To date no arbitration was initiated by D&S c.s.

D&O LITIGATION
Following the 2003 announcement that Ahold would restate its earnings, a number of insurance coverage disputes arose between Ahold and its Director & Officer ("D&O") insurers, some of which led to litigation or arbitration. In 2004 and 2005 Ahold reached settlement with all but three of its excess D&O insurers.

In April 2006, Ahold reached settlement with one of the three remaining excess D&O insurers. Ahold remains in litigation before the District Court of Haarlem, the Netherlands, with the two remaining excess D&O insurers that have denied coverage to Ahold. The combined limits of liability currently in dispute with these two insurers are approximately USD 21 (EUR 17).

WATERBURY LITIGATION
In October 2006, two customers of U.S. Foodservice filed a putative class action against U.S. Foodservice. The complaint focuses on certain pricing practices of U.S. Foodservice with some of its customers. Ahold believes it has meritorious defenses to the claims set forth in the complaint and intends to vigorously defend against the lawsuit. Ahold cannot at this time provide a reasonable estimate of any potential liability.

A complete overview of commitments and contingencies as of January 1, 2006 is included in note 35 to Ahold's 2005 consolidated financial statements.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

13 SUBSEQUENT EVENTS

RETAIL REVIEW
On November 6, 2006, Ahold announced its plans and financial targets resulting from its retail review, which began in May 2006. The announcement included, amongst other information, the following:

DIVESTMENTS
The plans include the decision to divest:

    o  U.S. Foodservice;
    o  Tops Markets;
    o  Activities in Poland;
    o  Activities in Slovakia;
    o  Ahold's 49% shareholding in JMR.

Except for an impairment loss in Slovakia (refer to section "Operating income" in note 3), these planned divestments did not have an impact on third quarter 2006 results.

Approximately EUR 2 billion will be returned to shareholders, in a form yet to be determined, with a similar amount used to reduce debt. The funding for both will come primarily from divestment proceeds (net of restructuring and other costs), as well as from improved cash flow.

COST REDUCTIONS
The plans include the target to reduce operating costs by EUR 500 by the end of 2009. Due to the nature of the cost reduction plans, the savings will accelerate over time.

In addition, Ahold will streamline its central Group Support Office, reducing 2005 core costs of EUR 189 by 50% by the end of 2008. The savings are to be achieved by reducing staff numbers and making substantial cuts in discretionary spend.

ACQUISITION CLEMENS STORES
Subsequent to the third quarter balance sheet date, Giant-Carlisle completed the acquisition of 14 stores from Clemens Markets, which was announced on September 5, 2006. 13 stores have been converted to Giant Food Stores and one store continues to be operated under the existing foodsource banner. The 14 Clemens stores had combined net sales of approximately USD 190 in 2005.

ACQUISITION KONMAR STORES
On November 14, 2006, Ahold announced it had successfully completed the acquisition of 27 out of the 29 Konmar stores. Of these 27 stores, 21 stores will be operated by Albert Heijn, while six stores will be transferred to and operated by Schuitema. The remaining two stores are expected to be transferred to Albert Heijn upon the fulfillment of certain contractual conditions, which is expected in the first half of 2007, on a store-by-store basis. Albert Heijn and Schuitema have paid a combined price of EUR 101 for the stores, which includes inventory and certain receivables. Conversion of the acquired stores into Albert Heijn and C1000 stores has started and the first opening of a converted store took place in late November 2006.

Ahold announced the transaction on May 31, 2006 and the approval of the Netherlands competition authority, NMa, on October 27, 2006. The NMa approval is subject to conditions. Ahold has amongst others committed to sell at least seven and no more than nine stores that are currently operating under either the Albert Heijn or C1000 banner to a competing supermarket enterprise.

CLASS ACTION SETTLEMENT
On November 13, 2006, Ahold's Corporate Executive Board resolved to allocate 50% of the class action settlement amount, after subtraction of insurance proceeds, to U.S. Foodservice prior to year-end 2006. The total amount of the class action settlement, after subtraction of insurance proceeds, is USD 988.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

IDENTICAL(1) / COMPARABLE(2) SALES GROWTH (% YEAR OVER YEAR)

                                                      Q3 YTD          Q3 YTD              Q3              Q3
                                                        2006            2006            2006            2006
                                                   identical      comparable       identical      comparable
----------------------------------------------   -----------     -----------     -----------     -----------
Stop & Shop                                             (1.1%)          (0.6%)          (1.3%)          (0.8%)
Giant-Landover                                          (1.5%)          (1.0%)          (0.5%)          (0.2%)
Giant-Carlisle                                           4.1%            6.4%            4.8%            7.2%
Tops                                                    (6.1%)          (5.3%)          (6.2%)          (5.7%)
Albert Heijn                                             6.0%                            9.2%
Central Europe                                          (6.0%)                          (6.1%)
Schuitema                                                1.8%                            1.1%

1.   Net sales from exactly the same stores in local currency.
2.   Identical sales plus net sales from replacement stores in local currency.

OPERATING MARGIN(1)

Operating margin is defined as operating income as a percentage of net sales.

                                                     Q3 YTD       Q3 YTD
                                                       2006         2005      Q3 2006      Q3 2005
------------------------------------------------   --------     --------     --------     --------
Stop & Shop/Giant-Landover Arena                        5.4%         5.4%         4.4%         5.3%
Giant-Carlisle/Tops Arena                               2.7%         1.8%         1.2%        (1.5%)
Albert Heijn Arena                                      5.8%         4.4%         6.7%         4.3%
Central Europe Arena                                   (1.7%)       (2.1%)       (7.3%)       (2.8%)
Schuitema                                               2.8%         2.8%         1.7%         3.8%
Total retail                                            4.3%         3.8%         3.4%         3.3%
USF Broadline                                           2.0%         1.1%         2.3%         1.6%
North Star Foodservice                                 (0.5%)       (0.7%)       (0.6%)       (1.3%)
U.S. Foodservice                                        1.7%         0.8%         1.9%         1.2%

1. For a discussion of operating income, see note 3 to the interim financial statements included in this report.

STORE PORTFOLIO(1)

                                        Q3 2006      Q3 2006       End of
                                       openings     closings      Q3 2006
----------------------------------   ----------   ----------   ----------
Stop & Shop/Giant-Landover Arena              6            8          578
Giant-Carlisle/Tops Arena                     2            -          249
Albert Heijn Arena(2)                         8            4        1,676
Central Europe Arena                          5            1          514
Schuitema                                     -            -          458
Total retail                                 21           13        3,475

1.   Including franchise stores and associated stores.
2. Number of stores at the end of the quarter includes 959 specialty stores (Etos and Gall & Gall)

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

EBITDA

EBITDA is defined as net income before net financial expense, income taxes, depreciation and amortization. EBITDA does not exclude impairments. Impairments per segment are disclosed in note 4 to the interim financial statements included in this report.


                                              Q3          Q3
                                             YTD         YTD             %         Q3        Q3                %
(Euros in millions)                         2006       2005*        change       2006     2005*           change
---------------------------------------   ------    --------    ----------     ------    ---------    ----------
Stop & Shop/Giant-Landover Arena             870         860           1.2%       225          253         (11.1%)
Giant-Carlisle/Tops Arena                    194         162          19.8%        41           12         241.7%
Albert Heijn Arena                           415         324          28.1%       137           93          47.3%
Central Europe Arena                          32          26          23.1%       (14)           6        (333.3%)
Schuitema                                    109         107           1.9%        25           39         (35.9%)
Total retail                               1,620       1,479           9.5%       414          403           2.7%
USF Broadline                                295         185          59.5%        98           75          30.7%
North Star Foodservice                         -          (5)        100.0%        (1)          (4)         75.0%
U.S. Foodservice                             295         180          63.9%        97           71          36.6%
Group Support Office                         (84)     (1,004)         91.6%       (26)        (903)         97.1%
                                           1,831         655         179.5%       485         (429)        213.1%
Share in income of joint ventures and
 associates                                  140          88          59.1%        67           41          63.4%
Income from discontinued operations           (6)        214        (102.8%)        1          194         (99.5%)
Total EBITDA                               1,965         957         105.3%       553         (194)        385.1%

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

NET DEBT

                                         October 8,    July, 16           %
(Euros in millions)                           2006         2006      change
------------------------------------   ------------   ----------   --------
Loans                                         4,636        4,618        0.4%
Finance lease liabilities                     1,268        1,219        4.0%
Cumulative preferred financing shares           666          666          -
Non-current portion of long-term debt         6,570        6,503        1.0%
Loans, short-term borrowings and finance
 lease liabilities - current portion            496          534       (7.1%)
Gross debt                                    7,066        7,037        0.4%
Less: cash and cash equivalents(1),(2)        1,932        1,878        2.9%
Net debt                                      5,134        5,159       (0.5%)

1. Until 2006, cash on hand was excluded from cash and cash equivalents in the calculation of net debt. As of the first quarter of 2006 total cash and cash equivalents is deducted from gross debt to arrive at net debt. Cash and cash equivalents include cash on hand of EUR 302 and EUR 306 as of October 8, 2006 and July 16, 2006, respectively.
2. Book overdrafts, representing the excess of total issued checks over available cash balances within the Group cash concentration structure, are classified in accounts payable and do not form part of net debt. Net cash book overdrafts amounted to EUR 382 and EUR 443 as of October 8, 2006 and July 16, 2006, respectively.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

                                                 EBITDA   Depreciation                           Net                    Net income
                                                 Q3 YTD            and      Operating      Financial         Income         Q3 YTD
(Euros in millions)                                2006   amortization         income        expense          taxes           2006
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
Stop & Shop/Giant-Landover Arena                    870           (326)           544
Giant-Carlisle/Tops Arena                           194            (93)           101
Albert Heijn Arena                                  415           (104)           311
Central Europe Arena                                 32            (56)           (24)
Schuitema                                           109            (42)            67
Total retail                                      1,620           (621)           999
USF Broadline                                       295            (91)           204
North Star Foodservice                                -             (9)            (9)
U.S. Foodservice                                    295           (100)           195
Group Support Office                                (84)            (1)           (85)
                                                  1,831           (722)         1,109           (393)          (175)           541
Share in income of joint ventures and
 associates                                         140                                                                        140
Income from discontinued operations                  (6)                                                                        (6)
Ahold Group                                       1,965           (722)                         (393)          (175)           675

                                                 EBITDA   Depreciation                           Net                    Net income
                                                 Q3 YTD            and      Operating      Financial         Income         Q3 YTD
(Euros in millions)                             2005(*)   amortization        income*        expense         taxes*           2005*
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
Stop & Shop/Giant-Landover Arena                    860           (326)           534
Giant-Carlisle/Tops Arena                           162            (96)            66
Albert Heijn Arena                                  324           (105)           219
Central Europe Arena                                 26            (52)           (26)
Schuitema                                           107            (40)            67
Total retail                                      1,479           (619)           860
USF Broadline                                       185            (80)           105
North Star Foodservice                               (5)            (6)           (11)
U.S. Foodservice                                    180            (86)            94
Group Support Office                             (1,004)            (9)        (1,013)
                                                    655           (714)           (59)          (441)           236           (264)
Share in income of joint ventures and
 associates                                          88                                                                         88
Income from discontinued operations                 214                                                                        214
Ahold Group                                         957           (714)                         (441)           236             38


* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Condensed consolidated interim financial statements    First three quarters 2006

                                                 EBITDA   Depreciation                                                  Net income
                                                 Q3 YTD            and      Operating      Financial         Income             Q3
(Euros in millions)                                2006   amortization         income        expense          taxes           2006
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
Stop & Shop/Giant-Landover Arena                    225            (95)           130
Giant-Carlisle/Tops Arena                            41            (27)            14
Albert Heijn Arena                                  137            (30)           107
Central Europe Arena                                (14)           (17)           (31)
Schuitema                                            25            (13)            12
Total retail                                        414           (182)           232
USF Broadline                                        98            (28)            70
North Star Foodservice                               (1)            (2)            (3)
U.S. Foodservice                                     97            (30)            67
Group Support Office                                (26)             -            (26)
                                                    485           (212)           273           (103)           (28)           142
Share in income of joint ventures and
 associates                                          67                                                                         67
Income from discontinued operations                   1                                                                          1
Ahold Group                                         553           (212)                         (103)           (28)           210

                                                 EBITDA   Depreciation                           Net                    Net income
                                                 Q3 YTD            and      Operating      Financial         Income             Q3
(Euros in millions)                                2005   amortization      income(*)        expense         taxes*           2005*
----------------------------------------   ------------   ------------   ------------   ------------   ------------   ------------
Stop & Shop/Giant-Landover Arena                    253            (93)           160
Giant-Carlisle/Tops Arena                            12            (29)           (17)
Albert Heijn Arena                                   93            (31)            62
Central Europe Arena                                  6            (18)           (12)
Schuitema                                            39            (12)            27
Total retail                                        403           (183)           220
USF Broadline                                        75            (26)            49
North Star Foodservice                               (4)            (2)            (6)
U.S. Foodservice                                     71            (28)            43
Group Support Office                               (903)            (2)          (905)
                                                   (429)          (213)          (642)          (113)           284           (471)
Share in income of joint ventures and
 associates                                          41                                                                         41
Income from discontinued operations                 194                                                                        194
Ahold Group                                        (194)          (213)                         (113)           284           (236)

* Comparative figures reflect the changes in accounting policies as disclosed in note 2.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
Other financial and operating information              First three quarters 2006

This interim financial report includes the following non-GAAP financial measures:

1.   Identical sales.
     Identical sales are net sales from exactly the same stores in local currency for the comparable period. Management believes that by excluding the impact of newly opened stores and currency fluctuations, this measure provides a meaningful insight for investors into the operating performance of Ahold's retail segments.

2.   Comparable sales.
     Comparable sales are identical sales plus net sales from replacement stores in local currency for the comparable period. Management believes that comparable sales is a useful measure for investors. It is management's view that by excluding the impact of newly opened stores (except for replacement stores) and currency fluctuations, this measure provides useful additional information for investors on the operating performance of Ahold's U.S. retail segments.

3.   EBITDA.
     EBITDA is net income before net financial expense, income taxes, depreciation and amortization. Management believes that EBITDA is a useful performance measure for investors. EBITDA is commonly used by investors to analyze profitability between companies and industries by eliminating the effects of financing (i.e., net financial expense) and capital investments (i.e., depreciation and amortization).

4.   Net debt.
     Net debt is the difference between (i) the sum of long-term debt and short-term debt (i.e., gross debt) and (ii) cash and cash equivalents. Management believes that net debt is a useful measure for investors. In management's view, because cash and cash equivalents can be used, among other things, to repay indebtedness, netting this against gross debt is a useful measure of Ahold's leverage. Net debt may include certain cash items that are not readily available for repaying debt.

Management believes that these non-GAAP financial measures allow for a better understanding of Ahold's operating and financial performance. These non-GAAP financial measures should be considered in addition to, but not as substitutes for, the most directly comparable IFRS measures.

                                                       Koninklijke Ahold N.V.
                                                       Interim Financial Report
                                                       First three quarters 2006

FORWARD-LOOKING STATEMENTS NOTICE

Certain statements in this interim financial report are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements as to the general increase in food retail net sales in the fourth quarter of each year, statements regarding the transfer of the remaining approximately 15% of the Disco shares, statements as to expected divestments of Tops stores in the U.S., statements regarding the expected timing for funding the remaining amount of the settlement of the securities class action, statements as to plans to divest U.S. Foodservice, Tops Markets, activities in Poland and Slovakia and the Company's shareholding in JMR, plans to allocate proceeds from divestments to shareholders and debt reduction, plans to reduce operating costs by EUR 500 million and the expected timing thereof, plans to cut group support office costs by 50% and the expected timing thereof, and statements regarding the expected operation by Albert Heijn of 21 Konmar stores, the transfer to and operation by Schuitema of 6 Konmar stores and the transfer to and operation by Albert Heijn of the remaining 2 Konmar stores and the timing thereof. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as any inability to address, or delays in addressing, court orders in effect currently or in the future that may prohibit the sale and/or transfer of Disco shares and other legal obstacles to the completion of the transaction, Ahold's ability to predict future purchasing activity, Ahold's ability to complete planned divestments on terms acceptable to Ahold, unexpected delays in the completion of the acquisition of Konmar stores, inability to satisfy any closing conditions to such acquisition, any actions or inactions of government regulators and other third parties in connection with such acquisition, Ahold's ability to find buyers for certain stores on terms that are acceptable to Ahold, Ahold's ability to complete certain store sales timely, the actions of Ahold's shareholders, Ahold's liquidity needs exceeding expected levels, the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, the costs or other results of pending or future investigations or legal proceedings, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, actions of courts, law enforcement agencies, government agencies and other third parties and other factors discussed in Ahold's public filings. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this interim financial report. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this interim financial report, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."